Exhibit 99.1

Coincheck Reports Financial Results for First Quarter of Year Ending March 31, 2027
Amsterdam, Netherlands – August 6, 2026 – Coincheck Group N.V. (NASDAQ: CNCK) (“Coincheck Group” or the “Company”), a Dutch public limited liability company that provides digital asset trade execution, custody, staking and asset management services, today reported financial results for the first quarter of the fiscal year ending March 31, 2027 (“fiscal 2027”). References to “fiscal 2026” mean the fiscal year ended March 31, 2026.
Financial Highlights:1
Certain Year-Over-Year Highlights
•Total revenue for the first quarter of fiscal 2027 increased 36%, to ¥114.3 billion ($703 million) from ¥84.0 billion ($517 million) in the first quarter of fiscal 2026. The increase was driven mainly by increases in transaction revenue - institutional and revenue from cover counterparty transactions.
•Adjusted Revenue2 for the first quarter of fiscal 2027 increased 19%, to ¥2,920 million ($18 million) from ¥2,445 million ($15 million) in the first quarter of fiscal 2026. The increase was driven primarily by an increase in staking revenue of ¥176 million and investment management fee revenue of ¥404 million (the Company did not have investment management fee revenue until March 2026, when it acquired its 3iQ subsidiary), partially offset by a decline in net revenue from its Marketplace business.
•Verified Accounts3 increased 12%, to 2,624,858 as of June 30, 2026 from 2,351,223 as of June 30, 2025.
•Customer Assets4 decreased 37%, to ¥631.6 billion ($3,884 million) as of June 30, 2026 from ¥1,000.3 billion ($6,152 million) as of June 30, 2025. Customer Assets decreased due primarily to the decline in the market price of certain crypto assets, including Bitcoin, ETH, and XRP.
•Assets Under Management (AUM) were ¥105.5 billion ($649 million) as of June 30, 20265.
•Marketplace Trading Volume6 decreased 4%, to ¥59.1 billion ($363 million) for the first quarter of fiscal 2027 from ¥61.5 billion ($378 million) for the first quarter of fiscal 2026. Fluctuations in Marketplace Trading Volume are usually driven by crypto-asset industry market volumes and conditions generally, and the size and level of trading activity at Coincheck specifically, as well as market-price fluctuations in the crypto assets frequently traded.
1 References in this announcement to “¥” are to Japanese Yen and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥162.610 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of June 30, 2026.
2 Adjusted Revenue is a non-IFRS financial measure; see “Non-IFRS financial measures” for definition and corresponding reconciliation below.
3 Verified Accounts are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts. These numbers are for Coincheck Inc.’s business (do not include Aplo or Next Finance Tech) and, beginning June 2026, include accounts opened under CaaS arrangements Coincheck Inc. has with third-party firms, which are subject to fee-sharing and other economic terms with such third-party firms.
4 Cryptocurrencies held for customers + fiat currency deposited by customers. This does not include NFTs or customer assets of Aplo, or of Next Finance Tech (if any).
5 Assets Under Management (AUM) refer to the assets under management of 3iQ, which was acquired by the Company effective March 1, 2026.
6 Marketplace Trading Volume for a specific period is the total value of all transactions completed through Coincheck’s marketplace platform.

•Net loss was ¥1,176 million ($7.2 million) in the first quarter of fiscal 2027, compared to a net loss of ¥1,377 million ($8.5 million) in the first quarter of fiscal 2026. The improvement in net loss was driven primarily by favorable foreign exchange movements, a decrease in loss from change in fair value of warrant liability, and a net tax benefit in the first quarter of fiscal 2027 compared to the tax expense in the first quarter of fiscal 2026, partially offset by an increase in operating loss due primarily to an increase in selling, general and administrative expenses.
•Adjusted EBITDA7 was a loss of ¥517 million ($3.2 million) in the first quarter of fiscal 2027, compared to Adjusted EBITDA loss of ¥398 million ($2.4 million) in the first quarter of fiscal 2026. The increase in Adjusted EBITDA loss was due primarily to an increase in operating loss.
Other Recent Highlights:
•KDDI Strategic Investment Completed. On June 9, 2026, Coincheck Group's May 12, 2026 agreement with KDDI Corporation for KDDI to acquire, through newly issued ordinary shares of Coincheck Group a 14.9% ownership interest in the Company in exchange for aggregate cash consideration of approximately $65 million, was completed.
•Shift in Business Strategy. The Company recently announced a shift in its business strategy. With the recent acquisitions of 3iQ, Aplo and Next Finance, and the potential synergies they provide, the Company now seeks to bring together retail scale, institutional capability and resilient infrastructure in one digital finance platform offering. Building upon the Company’s (1) leadership position and scale in Japan as a retail crypto asset exchange provider, (2) success as a pioneer in digital asset investment solutions, (3) robust prime brokerage technology and expertise that can serve institutional traders, and (4) staking and related technologies, the Company is working to expand into institutional services and digital asset infrastructure across multiple markets, with an initial focus primarily on Japan. The Company seeks to increase its share of the Japanese crypto asset market both organically through the Coincheck Marketplace platform and through non-retail channels, such as significant strategic partnerships, collaborations and distribution arrangements (including CaaS) with large and medium-sized Japanese firms.
Webcast and Conference Call
Coincheck Group will host a live webcast to discuss its results today at 5:00 pm ET. The call will be hosted by the following members of Coincheck Group’s management: Pascal St-Jean, CEO, and Jason Sandberg, CFO. The conference call can be accessed live via webcast from the Company’s investor relations website at https://www.coincheckgroup.com/news-events/ir-calendar. A replay will be available on the investor relations website following the call. The conference call can also be accessed over the phone by dialing 1-800-267-6316 or 1-203-518-9783; the Conference ID is CNCKQ1.
About Coincheck Group N.V.
Coincheck Group N.V. (NASDAQ: CNCK) seeks to bring together retail scale, institutional capability and resilient infrastructure in one digital finance platform offering. Built on its leadership position in Japan as a retail crypto asset exchange provider, the company is expanding into institutional services and digital asset infrastructure across multiple markets. Its offerings include trade execution, custody, staking and asset management services alongside ongoing development in on-chain finance.

Forward Looking Statements
7 Adjusted EBITDA is a non-IFRS financial measure; see “Non-IFRS financial measures” for definition and corresponding reconciliation below. Adjusted EBITDA has been calculated differently beginning with the first quarter of fiscal 2026 than it was calculated for the fourth quarter of fiscal 2025, as further explained under “Non-IFRS financial measures” and “Reconciliation of Adjusted EBITDA.”

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about trading, future financial and operating results, management updates, plans, objectives, expectations and intentions with respect to future operations, products and services, and commercial relationships; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results or events to differ materially from those presently anticipated; such risks, uncertainties, and assumptions, include, among others: (i) the issuance of a significant number of Coincheck Group shares resulting in immediate and substantial dilution to existing shareholders of Coincheck Group; (ii) Coincheck Group’s use of the funds it will receive from the issuance of shares to KDDI having disappointing results; (iii) the business alliance with KDDI having less positive results than expected; (iv) changes in the cryptocurrency and digital asset markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (v) changes in global political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effects of inflation, trade policies and government regulation; (vi) changes in economic conditions and consumer sentiment; (vii) the price of crypto assets and volume of transactions on the Company’s platform; (viii) the development, utility and usage of crypto assets; (ix) demand for any particular crypto asset; (x) cyberattacks and security breaches on Company platforms; (xi) the Company’s ability to introduce new products and services, (xii) the Company’s ability to execute its growth strategies, including identifying and executing B2B or B2B2C (CaaS) relationships, or acquisitions; (xiii) the ability to grow and manage growth profitably; and (xiv) other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2026, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release and the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.
Non-IFRS financial measures
EBITDA, Adjusted EBITDA, and Adjusted Revenue
In addition to the Company’s results determined in accordance with IFRS Accounting Standards, the Company presents EBITDA, Adjusted EBITDA, and Adjusted Revenue, non-IFRS measures, because the Company believes they are useful in evaluating its operating performance.
EBITDA represents net profit (loss) for the period before the impact of taxes, interest, depreciation, and amortization of intangible assets, and Adjusted EBITDA represents EBITDA, further adjusted, as follows. Adjusted EBITDA has been calculated differently beginning with the first quarter of fiscal 2026 than it was previously calculated for the fourth quarter of fiscal 2025. When the Company announced its financial results on May 13, 2025 for the fourth quarter of fiscal 2025, the further adjustment to calculate Adjusted EBITDA consisted only of transaction expenses. Beginning with the first quarter for the year ended March 31, 2026, in evaluating how Adjusted EBITDA should be calculated, the Company considers, in addition to transaction expenses, the non-cash expenses of (i) share-based compensation, which the Company did not have prior to April 1, 2025, and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price.
Adjusted Revenue represents the sum of (i) Adjusted Transaction Revenue, plus (ii) investment management fee revenue, plus (iii) staking revenue minus cost of sales - staking reward distribution, plus (iv) other revenue, including any subscription or similar recurring fee arrangements. Adjusted Transaction Revenue, also a non-IFRS financial measure or metric, represents, and is intended to cover, the fees, commissions and spreads the Company derives from its customers’ trading activities, meaning the amounts after deducting cost of sales from such customer trading transactions.
The Company uses EBITDA and Adjusted EBITDA, and also Adjusted Revenue (beginning with fourth quarter of fiscal year 2026), to evaluate its ongoing operations and for internal planning and forecasting purposes and believes that EBITDA. Adjusted EBITDA and Adjusted Revenue may be helpful to investors because they provide consistency and comparability with past financial performance. However, EBITDA, Adjusted EBITDA and Adjusted Revenue are presented for supplemental informational purposes only, have limitations as analytical tools, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS Accounting Standards.
A reconciliation is provided below for each non-IFRS financial measures to the most directly comparable financial measure stated in accordance with IFRS Accounting Standards. Investors are encouraged to review the related IFRS Accounting Standards financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS Accounting Standards financial measures, and not to rely on any single financial measure to evaluate Coincheck Group’s business.
Please see tables on the following pages for reconciliations of non-IFRS Accounting Standards financial measures.
U.S. Dollar financial information
For the convenience of the reader, where applicable, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥162.610 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of June 30, 2026.
This information is intended to be reviewed in conjunction with the Company’s filings with the SEC.

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen
	For the three months ended
	June 30,	June 30,	March 31,
(in millions)	2026	2025	2026
Revenue:
Revenue	¥113,232	¥83,553	¥118,822
Other revenue	1,100	436	873
Total revenue	114,332	83,989	119,695

Expenses:
Cost of sales	111,412	81,288	116,788
Selling, general and administrative expenses	4,293	3,571	4,299
Total expenses	115,705	84,859	121,087
Operating loss	(1,373)	(870)	(1,392)

Other income and expenses:
Other income	267	1	161
Other expenses	(14)	(132)	(202)
Financial income	31	1	174
Financial expenses	(95)	(251)	(46)
Share of loss of equity-accounted investees, net of tax	(24)	—	(17)
Loss before income taxes	(1,209)	(1,251)	(1,322)
Income tax expense (benefit)	(33)	126	(105)
Net loss for the period attributable to owners of the Company	¥(1,176)	¥(1,377)	¥(1,217)

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	June 30,	June 30,
(in millions)	2026	2026
Revenue:
Revenue	¥113,232	$696.3
Other revenue	1,100	6.8
Total revenue	114,332	703.1

Expenses:
Cost of sales	111,412	685.1
Selling, general and administrative expenses	4,293	26.4
Total expenses	115,705	711.5
Operating loss	(1,373)	(8.4)

Other income and expenses:
Other income	267	1.6
Other expenses	(14)	(0.1)
Financial income	31	0.2
Financial expenses	(95)	(0.6)
Share of loss of equity-accounted investees, net of tax	(24)	(0.1)
Loss before income taxes	(1,209)	(7.4)
Income tax benefit	(33)	(0.2)
Net loss for the period attributable to owners of the Company	¥(1,176)	$(7.2)
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen		United States Dollar*
	As of June 30,	As of March 31,	As of June 30,
(In millions)	2026	2026	2026
Assets:
Current assets:
Cash and cash equivalents	¥16,081	¥9,458	$98.9
Cash segregated as deposits	43,224	50,024	265.8
Crypto assets held	32,932	37,876	202.5
Customer accounts receivable	1,303	1,422	8.0
Other financial assets	444	430	2.7
Other current assets	1,124	1,274	6.9
Total current assets	95,108	100,484	584.9
Noncurrent assets:
Property and equipment	3,264	1,464	20.1
Intangible assets and goodwill	13,701	13,600	84.3
Crypto asset held	118	186	0.7
Other financial assets	485	474	3.0
Equity-accounted investees	472	491	2.9
Deferred tax assets	309	378	1.9
Other non-current assets	96	44	0.6
Total non-current assets	18,445	16,637	113.4
Total assets	113,553	117,121	698.3
Liabilities and equity
Liabilities:
Current liabilities:
Deposits received	43,518	49,814	267.6
Crypto asset borrowings	32,652	37,543	200.8
Other financial liabilities	1,943	4,517	11.9
Income taxes payable	1	647	0.0
Other current liabilities	321	616	2.0
Total current liabilities	78,435	93,137	482.3
Non-current liabilities:
Other financial liabilities	2,985	1,203	18.4
Warrant liability	185	132	1.1
Provisions	294	342	1.8
Deferred tax liabilities	540	562	3.3
Total non-current liabilities	4,004	2,239	24.6
Total liabilities	82,439	95,376	507.0
Equity:
Ordinary shares	326	273	2.0
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen		United States Dollar*
	As of June 30,	As of March 31,	As of June 30,
(In millions)	2026	2026	2026
Capital surplus	44,556	34,247	274.0
Share-based payment reserve	1,378	1,156	8.5
Merger reserve	(9,258)	(9,258)	(56.9)
Treasury shares	(4)	(4)	(0.0)
Retained earnings (accumulated deficit)	(5,543)	(4,368)	(34.1)
Foreign currency translation adjustment	(341)	(301)	(2.1)
Total equity	31,114	21,745	191.3
Total liabilities and equity	¥113,553	¥117,121	$698.3

* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Japanese Yen		United States Dollar
	For the three months ended,		For the three months ended,
	June 30,		June 30,
(In millions)	2026	2025	2026
Cash flows from operating activities:
Loss before income taxes	¥(1,209)	¥(1,251)	$(7.4)
Depreciation and amortization	293	164	1.8
Interest expense	12	24	0.1
Share-based payments	330	298	2.0
Foreign exchange (gain) loss	(164)	94	(1.0)
Share of loss of equity-accounted investees, net of tax	24	—	0.1
Impairment loss of other assets (non-current assets)	—	2	—
Net loss on sale or disposal of intangible assets	2	—	0.0
Changes in fair value of other financial assets (non-current assets)	2	1	—
Change in fair value of warrant liability	50	223	0.3
Decrease in cash segregated as deposits	6,800	1,812	41.8
(Increase) decrease in crypto assets held	5,011	(8,933)	30.8
(Increase) decrease in customer accounts receivable	119	(28)	0.7
Increase in other financial assets (current assets)	(14)	(47)	(0.1)
Increase in other financial assets (non-current assets)	(72)	—	(0.4)
Decrease in other current assets	178	381	1.1
Increase (decrease) in deposits received	(6,297)	82	(38.7)
Increase (decrease) in crypto asset borrowings	(4,891)	8,756	(30.1)
Increase (decrease) in other financial liabilities	(551)	89	(3.4)
Decrease in other current liabilities	(219)	(53)	(1.3)
Other, net	216	1	1.3
Cash provided by (used in) operating activities	(378)	1,614	(2.3)
Interest income received	10	1	0.1
Interest expenses paid	(45)	(24)	(0.3)
Income taxes paid	(730)	(746)	(4.5)
Net cash provided by (used in) operating activities	(1,143)	845	(7.0)

Cash flows from investing activities
Purchase of property and equipment	(61)	(24)	(0.4)
Expenditure on internally generated intangible assets	(247)	(157)	(1.5)
Proceeds from refund of guarantee deposits	59	—	0.4
Acquisition of subsidiaries, net of cash acquired	—	(100)	—
Proceeds from investments	20	—	0.1
Net cash used in investing activities	(228)	(281)	(1.4)

Cash flows from financing activities

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Issuance of ordinary shares, net of issuance costs	9,999	—	61.5
Proceeds from short-term loans payable	2,000	500	12.3
Repayments of short-term loans payable	(2,020)	(500)	(12.4)
Proceeds from loan from related party	—	7,038	—
Repayments of loan from related party	(2,008)	(5,448)	(12.3)
Repayments of lease obligations	(99)	(94)	(0.6)
Net cash provided by financing activities	7,872	1,496	48.4

Effect of exchange rate change on cash and cash equivalents	122	(8)	0.8
Net increase (decrease) in cash and cash equivalents	6,500	2,060	40.0
Cash and cash equivalents at the beginning of period	9,458	8,584	58.2
Cash and cash equivalents at the end of period	¥16,080	¥10,634	98.9

COINCHECK GROUP N.V. and subsidiaries
RECONCILIATION OF TOTAL REVENUE

	Japanese Yen
	For the three months ended
	June 30,	June 30,	March 31,
(In millions)	2026	2025	2026
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥104,776	¥83,364	¥111,772
Transaction revenue - Institutional(2)	8,255	—	6,829
Commission received(3)	201	189	222
Sub-total	113,232	83,553	118,822

Other sources
Staking revenue(4)	579	381	622
Investment management fee revenue(5)	404	—	139
Other revenue(6)	117	55	111
Sub-total	1,100	436	873
Total	¥114,332	¥83,989	¥119,695

____________
(1) Transaction revenue - Retail refers mainly to revenue from sales of crypto assets to retail customers and cover counterparties, which has been entirely derived from operations based in Japan.
(2) Transaction revenue - Institutional refers to the revenue from Aplo's prime brokerage services.
(3) Commission received refers to remittance fees, deposit and withdrawal fees, custodial fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, commissions that arise from transactions on the Coincheck Exchange platform, and other.
(4) Staking revenue refers to staking rewards in crypto assets received by making company or customer digital assets available to support network validation activities.
(5) Investment management fee revenue refers to fees derived from providing professional services to manage client accounts and sponsored investment vehicles.
(6) Other revenue is mainly the interest received from JSF Trust and Banking Co., Ltd.

COINCHECK GROUP N.V. and subsidiaries
ADJUSTED REVENUE

	June 30,	June 30,	March 31,
(In millions)	2026	2025	2026
Total revenue	¥114,332	¥83,989	¥119,695
Commission received(1)	(201)	(189)	(222)
Staking revenue(2)	(579)	(381)	(622)
Investment management fee revenue(4)	(404)	—	(140)
Other revenue	(117)	(54)	(111)
Total transaction revenue	113,031	83,363	118,600
Cost of sales - Retail and Institutional
Retail	(102,892)	(81,288)	(109,633)
Institutional	(8,243)	—	(6,811)
Total cost of sales - Retail and Institutional	(111,135)	(81,288)	(116,444)
Adjusted Transaction Revenue	1,896	2,075	2,158
Commission received(1)	201	189	222
Staking revenue(2)	579	381	622
Cost of sales - Staking reward distribution(3)	(277)	(255)	(344)
Investment management fee revenue(4)	404	—	140
Other revenue(5)	117	54	111
Adjusted Revenue	¥2,920	¥2,445	¥2,907

____________
(1) Commission received refers to remittance fees, deposit and withdrawal fees, custodial fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, commissions that arise from transactions on the Coincheck Exchange platform, and other.
(2) Staking revenue refers to staking rewards in crypto assets received by making company or customer digital assets available to support network validation activities.
(3) Staking reward distribution represents the portion of staking rewards that are credited to customer accounts as rebates. For the quarter ended June 30, 2025, staking reward distribution of ¥255 million was classified within selling, general and administrative expenses in the condensed consolidated statement of income.
(4) Investment management fee revenue refers to fees derived from providing professional services to manage client accounts and sponsored investment vehicles.
(5) Other revenue is mainly the interest received from JSF Trust and Banking Co., Ltd.

COINCHECK GROUP N.V. and subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen
	For the three months ended
	June 30	June 30	March 31
	2026	2025	2026
Reconciliation of EBITDA:
Net loss for the period	¥(1,176)	¥(1,377)	¥(1,217)
Add: Income tax expense (benefit)	(33)	126	(105)
Loss before income taxes	(1,209)	(1,251)	(1,322)
Add: Interest expense	19	25	45
Add: Depreciation and amortization	293	164	118
EBITDA	¥(897)	¥(1,061)	¥(1,157)

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen
	For the three months ended
	June 30	June 30	March 31
	2026	2025	2026
Reconciliation of Adjusted EBITDA:
Net loss for the period	¥(1,176)	¥(1,377)	¥(1,217)
Add: Income tax expense (benefit)	(33)	126	(105)
Loss before income taxes	(1,209)	(1,251)	(1,322)
Add: Interest expense	19	25	45
Add: Transaction expenses excluding listing expense	—	142	97
Add: Change in fair value of warrant liability	50	223	(174)
Add: Share-based compensation	330	298	384
Add: Depreciation and amortization	293	164	118
Adjusted EBITDA	¥(517)	¥(398)	¥(850)

COINCHECK GROUP N.V. and subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	June 30,	June 30,
	2026	2026
Reconciliation of EBITDA:
Net loss for the period	¥(1,176)	$(7.2)
Add: Income tax expense (benefit)	(33)	(0.2)
Loss before income taxes	(1,209)	(7.4)
Add: Interest expense	19	0.1
Add: Depreciation and amortization	293	1.8
EBITDA	¥(897)	$(5.5)

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	June 30,	June 30,
	2026	2026
Reconciliation of Adjusted EBITDA:
Net loss for the period	¥(1,176)	$(7.2)
Add: Income tax expense (benefit)	(33)	(0.2)
Loss before income taxes	(1,209)	(7.4)
Add: Interest expense	19	0.1
Add: Change in fair value of warrant liability	50	0.3
Add: Share-based compensation	330	2.0
Add: Depreciation and amortization	293	1.8
Adjusted EBITDA	¥(517)	$(3.2)

*Convenience Translation into U.S. Dollars